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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------
                                 SCHEDULE  TO/A
                                           ----
                    TENDER OFFER STATEMENT - FINAL AMENDMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              AUTOLEND GROUP,  INC.
                              ---------------------
                       (Name of Issuer; "Subject Company")

                           PRINOVA CAPITAL GROUP, LLC
                           --------------------------
                 (Name of Person(s) Filing Statement; "Offeror")

            FIVE-YEAR UNSECURED NON-INTEREST-BEARING DEBT OBLIGATIONS
                    (aggregate principal face value $196,500)
       under the terms of AutoLend's Third Amended Plan of Reorganization made effective March 5, 1999.
                         (Title of Class of Securities)

                                     (none)
                                     ------
                      (CUSIP Number of Class of Securities)

                              Robert G. Cates, Esq.
                           Cates & Quintana, Attorneys
                        600 Central Avenue SW, Suite 300
                             Albuquerque, NM  87102
                            Tel. No.:  (505) 767-9993
                            Fax No.:   (505) 837-9427
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                  --------------------------------------------
                            CALCULATION OF FILING FEE
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        TRANSACTION VALUATION $9,825 (a) AMOUNT OF FILING FEE: $1.97 (b)
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     (a)  Calculated  as  the  aggregate  maximum  purchase price to be paid for
          $196,500  aggregate  principal  face  value,  per  the  offer.
     (b)  Calculated as 1/50 of 1% of the Transaction Valuation.
        ----------------------------------------------------------------

[ ]  Check box if any part of the fee is offset as provided by Rule
          0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:
          Amount Previously Paid:-----------------------     Not Applicable
          Form or Registration No.: --------------------     Not Applicable
          Filing Party: --------------------------------     Not Applicable
          Date Filed: ----------------------------------     Not Applicable
[ ]  Check  the  box  if  the  filing  relates  solely  to  preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
          [X] third-party tender offer subject to Rule 14d-1
          [ ] issuer tender offer subject to Rule 13e-4
          [ ] going-private transaction subject to Rule 13e-3
          [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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     This Amendment supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on December 7, 2001 relating to the offer by Prinova Capital Group, LLC to purchase outstanding five-year unsecured non-interest-bearing debt obligations sold by AutoLend Group, Inc. under its Third Plan of Reorganization approved by the U.S. Bankruptcy Court for the District of New Mexico on March 5, 1999.

     The Offer to purchase was, by the terms of the Schedule TO, set to expire
by midnight, December 27, 2001.   On December 20, 2001 the SEC communicated to
Prinova Capital Group a request for clarifications on three points. Because Prinova Capital Group anticipates filing of a new Schedule TO along the same criteria as the December 7, 2001 TO, responses to the requests of the SEC are
made here and will be repeated in the subsequent TO filing.   This supplement
also contains the final results of the proposed purchase of AutoLend Group, Inc. debt instruments.

     The Tender Offer is amended to specify that no conditions to the offer to purchase exist and that Offeror will purchase any and all debt submitted by
debt-holders for payment.   Offeror is not required to accept for payment, or to
purchase or pay for any debt that has been encumbered or pledged by current holders to third parties and Offeror will require written verification from the
debt holder.   Any debt not otherwise encumbered by or pledged to third parties that is presented to the Offeror for purchase under the terms of the Tender Offer will be purchased by the Offeror.

     These amended terms shall be included in any subsequent Tender Offer made by the Offeror for these same securities.


Item   4.   Terms of the Transaction.

     Item 4 of the Schedule TO is hereby supplemented as follows:

     (a) The Offer expired at midnight (12:00 a.m.) December 27, 2001, Mountain Standard Time. No holders of qualifying AutoLend Group, Inc. debt instruments accepted the offer of purchase before the deadline nor formally requested an extension of that deadline. The Tender Offer did result in opening communication with holders of debt instruments with the result that since December 27, 2001, negotiations on terms of an acceptable purchase offer had taken place, by email, between representatives of Prinova Capital Group and representative of Voralsburger Volksbank of Vienna, Austria. Voralsburger Volksbank is a holder of both stock and qualifying debt instruments in AutoLend Group, Inc. Prinova intends to file a new tender offer in order to renew its offer of purchase on revised terms.

     (b) No options were tendered by any AutoLend executive officers or affiliate.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule TO is true, complete and correct.


                                           Prinova Capital Group, LLC



     Date: January 24, 2002                /s/  Vincent J. Garcia
                                           --------------------------------
                                           Vincent J. Garcia
                                           Managing Member
                                           Prinova Capital Group, LLC


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